Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

CHANGES TO THE BOARD: RETIREMENT OF A NON-EXECUTIVE DIRECTOR AND APPOINTMENT OF A NEW MEMBER OF THE AUDIT COMMITTEE

Kibali, DRC, 5 February 2016 - Randgold Resources announces that as he has come to the end of his term of service and as set out in its Annual Report 2014, Karl Voltaire, a non-executive director since 2006 and a member of the Company’s audit and remuneration committees, will retire from the board at the Company's next annual general meeting to be held on 3 May 2016.

Also Randgold Resources announces that Safiatou Ba-N’Daw, a non-executive director, has been appointed a member of the audit committee with effect from 2 May 2016.

Commenting on the changes to the board’s composition Randgold Resources’ Chairman, Christopher Coleman, said: “Karl has made a major contribution to the Company over the last 10 years as a non-executive director which has been a very successful period in the Company’s history. On behalf of the board I would like to thank Karl for all his hard work and support which he has shown me in my time as chairman.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com